Exhibit 99.1

Ur-Energy Inc.
(an Exploration Stage Company)
Headquartered in Littleton, Colorado

Unaudited Interim Consolidated Financial Statements

June 30, 2011

(expressed in Canadian dollars)

Ur-Energy Inc.
(an Exploration Stage Company)
Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	June 30, 2011	December 31, 2010
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	25,019,648	28,718,815
Short-term investments (note 3)	6,330,613	5,122,289
Marketable securities	26,250	93,375
Amounts receivable	25,879	19,025
Prepaid expenses	212,774	99,927

	31,615,164	34,053,431

Bonding and other deposits (note 4)	2,572,510	3,845,050
Mineral properties (note 5)	32,103,652	31,961,598
Property and equipment (note 6)	3,501,863	3,209,627
Equity investments (note 7)	2,936,459	2,936,459

	41,114,484	41,952,734

	72,729,648	76,006,165

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 8)	2,150,662	831,297
Asset retirement obligation (note 9)	491,330	503,101

	2,641,992	1,334,398

Shareholders' equity (note 10)
Share Capital
Class A preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized. Shares issued and outstanding: 103,600,853 at June 30, 2011 and 101,998,012 at December 31, 2010	160,333,915	155,247,469
Warrants	44,271	44,271
Contributed surplus	11,930,691	12,448,505
Deficit	(102,221,221)	(93,068,478)

	70,087,656	74,671,767

	72,729,648	76,006,165

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.
(an Exploration Stage Company)
Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	Three Months	Three Months	Six Months	Six Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010	2011
	$	$	$	$	$

Expenses
Exploration and evaluation	1,130,659	921,487	2,291,986	1,843,746	51,734,984
Development	700,935	791,027	1,455,387	2,353,420	22,499,298
General and administrative	2,862,778	1,269,047	4,768,906	2,588,587	37,005,647
Write-off of mineral properties	-	-	-	-	803,336

	(4,694,372)	(2,981,561)	(8,516,279)	(6,785,753)	(112,043,265)

Interest income	65,597	92,912	136,803	198,177	9,474,308
Loss on equity investments (note 7)	(6,629)	(10,770)	(26,725)	(13,396)	(74,012)
Foreign exchange gain (loss)	98,947	837,178	(685,250)	(150,787)	(181,230)
Other income (loss)	(9,912)	(12,000)	(61,292)	(12,750)	898,518

Loss before income taxes	(4,546,369)	(2,074,241)	(9,152,743)	(6,764,509)	(101,925,681)

Recovery of future income taxes	-	-	-	-	(295,540)

Net loss and comprehensive loss for the period	(4,546,369)	(2,074,241)	(9,152,743)	(6,764,509)	(102,221,221)

Deficit - Beginning of period	(97,674,852)	(81,340,658)	(93,068,478)	(76,650,390)	-

Deficit - End of period	(102,221,221)	(83,414,899)	(102,221,221)	(83,414,899)	(102,221,221)

Loss per common share:
Basic and diluted	(0.05)	(0.02)	(0.09)	(0.07)

Weighted average number of common shares outstanding:
Basic and diluted	103,533,807	95,757,096	103,269,924	94,853,850

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(an Exploration Stage Company)
Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	Capital Stock			Contributed		Shareholders'
	Shares	Amount	Warrants	Surplus	Deficit	Equity
	#	$	$	$	$	$
Balance, December 31, 2010	101,998,012	155,247,469	44,271	12,448,505	(93,068,478)	74,671,767

Exercise of stock options	1,602,841	5,066,446	-	(1,773,490)	-	3,292,956
Adjustment to share issue costs	-	20,000	-	-	-	20,000
Stock based compensation	-	-	-	1,255,676	-	1,255,676
Net loss and comprehensive loss	-	-	-	-	(9,152,743)	(9,152,743)

Balance, June 30, 2011	103,600,853	160,333,915	44,271	11,930,691	(102,221,221)	70,087,656

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(an Exploration Stage Company)
Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)
	Three Months	Three Months	Six Months	Six Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010	2011
	$	$	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(4,546,369)	(2,074,241)	(9,152,743)	(6,764,509)	(102,221,221)
Items not affecting cash:
Stock based compensation	618,438	191,620	1,255,676	377,842	17,671,509
Amortization of capital assets	116,588	97,132	237,998	198,162	1,916,654
Provision for reclamation	-	2	-	7,295	544,700
Write-off of mineral properties	-	-	-	-	803,336
Foreign exchange loss (gain)	(98,947)	(841,829)	685,250	146,467	178,097
Gain on sale of assets	-	-	-	-	(1,071,081)
Non-cash exploration costs	-	-	-	-	2,726,280
Other expenses	15,750	12,000	67,125	12,750	4,748
Change in non-cash working capital items:
Amounts receivable	937	(13,123)	(6,846)	(9,407)	(15,436)
Prepaid expenses	(71,774)	9,728	(115,320)	(69,185)	(225,887)
Accounts payable and accrued liabilities	1,092,967	(260,565)	1,363,397	(369,272)	2,051,546
	(2,872,410)	(2,879,276)	(5,665,463)	(6,469,857)	(77,636,755)

Investing activities
Mineral property costs	(43,304)	(290,144)	(152,166)	(471,685)	(13,882,224)
Purchase of short-term investments	(3,552,840)	(7,518,724)	(5,771,814)	(13,987,427)	(189,589,556)
Sale of short-term investments	4,243,469	5,715,507	4,551,940	14,900,536	184,754,401
Decrease (increase) in bonding and other deposits	(452)	(773)	1,193,007	17,224	(2,901,734)
Payments from venture partner	-	-	-	-	146,806
Proceeds from sale of property and equipment	-	-	-	-	1,127,069
Purchase of capital assets	(103,944)	(577,870)	(530,234)	(730,266)	(5,428,538)
	542,929	(2,672,004)	(709,267)	(271,618)	(25,773,776)

Financing activities
Issuance of common shares and warrants for cash	-	5,000,000	-	5,000,000	127,056,538
Share issue costs	-	(221,776)	-	(221,776)	(2,848,874)
Proceeds from exercise of warrants and stock options	136,590	6,541	3,292,956	6,541	25,381,536
Payment of New Frontiers obligation	-	-	-	-	(17,565,125)
	136,590	4,784,765	3,292,956	4,784,765	132,024,075

Effects of foreign exchange rate changes on cash	92,543	580,640	(617,393)	(168,274)	(3,593,896)

Net change in cash and cash equivalents	(2,100,348)	(185,875)	(3,699,167)	(2,124,984)	25,019,648
Beginning cash and cash equivalents	27,119,996	30,518,214	28,718,815	32,457,323	-
Ending cash and cash equivalents	25,019,648	30,332,339	25,019,648	30,332,339	25,019,648
Non-cash financing and investing activities:
Common shares issued for properties	-	-	-	-	1,164,750

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is an exploration stage junior mining company headquartered in Littleton, Colorado, engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties located primarily in the United States with additional exploration interests in Canada.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s March 16, 2011 NI 43-101 Technical Report on Lost Creek, “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming,” outlines the potential economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporations Act on August 8, 2006.  These financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“GAAP”) and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation.  Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

For fiscal years commencing in 2011, most Canadian publicly listed companies transitioned to International Financial Reporting Standards (“IFRS”) which is now the Canadian standard. An exception to this general rule exists for certain companies that are also U.S. Securities and Exchange Commission (“SEC”)  issuers where financial statements prepared in accordance with US GAAP would be acceptable, without reconciliation to IFRS.  Because the Company’s primary operations are in the United States and because its status with the SEC may eventually require its financial statements to be prepared in accordance with US GAAP, the Company elected to change its basis of accounting and financial reporting to comply with US GAAP effective January 1, 2011.

The Company has accounted for this change in presentation on a retroactive basis.  The balance sheet amounts as of December 31, 2010, the comparative operating results for the three and six months ended June 30, 2010 and the cumulative operating results for the period from March 22, 2004 through December 31, 2010 were restated accordingly.   A reconciliation of Canadian GAAP and US GAAP is included in Note 16 of the Company’s financial statements as of December 31, 2010 and for the year then ended.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  The unaudited interim financial statements reflect all normal adjustments which in the opinion of management are necessary for a fair statement of the results for the periods presented.  These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2010.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

New Accounting Pronouncements

On June 16, 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income, which amends Topic 200, Comprehensive Income, to facilitate the convergence of US GAAP with IFRS. ASU No. 2011-05 amendments (1) eliminate the option to present components of ‘other comprehensive income’ (OCI) in the statement of changes in shareholders’ equity, and (2) permit presentation of total comprehensive income and components of net income in a single statement of comprehensive income, or in two separate, consecutive statements.  ASU No. 2011-05 requires presentation of total net income and each component of net income; total comprehensive income and each component of other comprehensive income regardless of the choice of statement used, but disclosures are tailored to the choice of financial statement presentation – a single statement or two consecutive statements and presentation of reclassification adjustments for items transferred from OCI to net income on the face of the financial statements where the components of net income and the components of OCI are presented. The amendments do not change current treatment of items in OCI, transfer of items from OCI, or reporting items in OCI net of the related tax impact.  ASU No. 2011-

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

05 is effective for fiscal years and interim periods beginning after December 15, 2011.  This guidance currently has no effect on the accounting or financial statement presentation by the Company.

On May 12, 2011, the FASB and the International Accounting Standards Board (IASB) issued guidance on fair value measurement and disclosure requirements outlined in IFRS 13, Fair Value Measurement, and Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820)–Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments do not require additional fair value measurements; they explain how to measure fair value, revised wording to ensure that ‘fair value’ has the same meaning in U.S. GAAP and IFRS, and harmonize disclosure requirements through two distinct amendments categories.  The amendments in ASU No. 2011-04 must be applied prospectively effective during interim and annual periods beginning after Dec. 15, 2011.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are composed of:

	As at	As of
	June 30,	December 31,
	2011	2010
	$	$

Cash on deposit at banks	196,316	265,168
Guaranteed investment certificates	287,500	287,500
Money market funds	24,535,832	28,166,147

	25,019,648	28,718,815

The Company’s short term investments are composed of:

	As at	As of
	June 30,	December 31,
	2011	2010
	$	$

Guaranteed investment certificates	5,351,480	5,122,289
Certificates of deposit	979,133	-

	6,330,613	5,122,289

Cash and cash equivalents and short term investments bear interest at annual rates ranging from 0.40% to 1.35% and mature at various dates up to June 28, 2012.  The instruments with initial maturity over ninety days have been classified as short-term investments.

4.	Bonding and other deposits

Bonding and other deposits consists of $2,572,510 (December 31, 2010 – $3,845,050) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Bonding deposits are refundable, once the reclamation is complete and approved.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

5.	Mineral properties

	USA		Canada	Total

		Other US	Canadian
	Lost Creek	Properties	Properties
	$	$	$	$

Balance, December 31, 2010	12,298,062	19,139,869	523,667	31,961,598

Acquisition costs	-	142,054	-	142,054

Balance, June 30, 2011	12,298,062	19,281,923	523,667	32,103,652

United States

Lost Creek

The Company acquired certain Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include Lost Creek, other Wyoming properties and development databases.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus interest.

A royalty on future production of 1.67% of the value of the uranium and any other minerals sold is in place with respect to 20 claims at Lost Creek.

6.	Property and equipment

	As of June 30, 2011			As of December 31, 2010
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Rolling stock	1,922,483	1,297,176	625,307	1,922,483	1,129,598	792,885
Machinery and equipment	296,233	238,715	57,518	296,233	212,475	83,758
Furniture, fixtures and leasehold improvements	74,992	41,872	33,120	74,992	37,958	37,034
Information Technology	570,123	396,723	173,400	557,998	358,810	199,188
Pre-construction costs	2,612,518	-	2,612,518	2,096,762	-	2,096,762

	5,476,349	1,974,486	3,501,863	4,948,468	1,738,841	3,209,627

7.	Equity investments

In 2009, Crosshair Exploration & Mining (“Crosshair”), the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement by spending US$3.0 million and now has a 75% interest in the Project with the Company retaining the other 25%.  From the date of the earn-in, Crosshair is now required to fund 75% of the Project’s expenditures and the Company the remaining 25%. As the Company is no longer the controlling member of the Project, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

Crosshair has announced its plans for a 2011 drill program and baseline monitoring at the project.  Ur-Energy has elected to not participate financially in the 2011 program, subject to its reservation of all rights under the Project operating agreement.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

8.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	As of	As of
	June 30,	December 31,
	2011	2010
	$	$

Accounts payable	546,638	580,145
Severance payable	1,385,661	-
Vacation pay payable	151,570	182,404
Payroll and other taxes payable	66,793	68,748

	2,150,662	831,297

9.	Asset retirement obligation

The Company has recorded $491,330 for asset retirement obligations (December 31, 2010 – $503,101) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties.

10.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

Stock options

In 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Option Plan”).  Eligible participants under the Option Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Option Plan, stock options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2010	5,665,568	1.79
Granted	1,487,874	2.87
Exercised	(1,602,841)	2.05
Forfeited	(173,833)	2.22
Expired	(200,000)	2.35

Outstanding, June 30, 2011	5,176,768	1.98

The exercise price of a new grant is set at the closing price for the stock on the Toronto Stock Exchange (TSX) from the day before so there is no intrinsic value as of the date of issue.  The total fair value of shares vested during the three and six months ended June 30, 2011 was $0.5 million and $0.9 million, respectively.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

As of June 30, 2011, outstanding stock options are as follows:

Options outstanding	Options exercisable

		Weighted-			Weighted-
		average			average
Exercise		remaining	Aggregate		remaining	Aggregate
price	Number	contractual	Intrinsic	Number	contractual	Intrinsic
$	of options	life (years)	Value	of options	life (years)	Value	Expiry

2.75	295,000	0.2	-	295,000	0.2	-	September 26, 2011
4.75	30,000	0.9	-	30,000	0.9	-	May 15, 2012
3.67	200,000	1.0	-	200,000	1.0	-	July 15, 2012
3.00	437,500	1.1	-	437,500	1.1	-	August 9, 2012
3.16	50,000	1.2	-	50,000	1.2	-	September 17, 2012
2.98	50,000	1.3	-	50,000	1.3	-	October 5, 2012
4.07	30,000	1.4	-	30,000	1.4	-	November 7, 2012
1.65	750,000	1.9	-	750,000	1.9	-	May 8, 2013
1.72	25,000	2.1	-	25,000	2.1	-	August 6, 2013
0.71	455,389	2.6	382,527	455,389	2.6	382,527	February 9, 2014
0.9	868,694	3.2	564,651	868,694	3.2	564,651	September 2, 2014
0.81	615,441	3.7	455,426	482,231	3.7	356,851	March 5, 2015
2.87	1,369,744	4.6	-	571,658	4.6	-	January 28, 2016

1.98	5,176,768	2.9	$1,402,604	4,245,472	2.5	$1,304,029

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value for stock options with an exercise price less than the Company’s TSX closing stock price of $1.55 as of June 30, 2011, the last trading day of the period, that would have been received by the option holders had they exercised their options as of that date. The total number of in-the-money stock options outstanding as of June 30, 2011 was 1,939,524. The total number of in-the-money stock options exercisable as of June 30, 2011 was 1,806,314.

Restricted Share Units (“RSU”)

On May 7, 2010, the Company’s Board of Directors approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”).  Eligible participants under the RSU Plan include directors and employees of the Company.  Under the terms of the RSU Plan, restricted share units vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

Activity with respect to RSUs is summarized as follows:

		Weighted
		Average Grant
	RSUs	Date Fair Value
	#	$

Unvested, December 31, 2010	-	-
Granted	355,662	2.87
Forfeited	(78,553)	2.87

Unvested, June 30, 2011	277,109	2.87
.

On January 28, 2011, the Company granted 355,662 RSUs to its employees and directors.  Upon vesting, the holder of an RSU will receive one Common Share, for no additional consideration, for each RSU held.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

Share-Based Compensation Expense

Stock-based compensation expense was $0.6 million and $0.2 million for the three months ended June 30, 2011 and 2010, respectively, and $1.3 million and $0.2 million for the six months ended June 30, 2011 and 2010, respectively.

As of June 30, 2011, there was approximately $1.2 million of total unrecognized compensation expense (net of estimated pre-vesting forfeitures) related to unvested share-based compensation arrangements granted under the Option Plan and $0.6 million under the RSU Plan. That expense is expected to be recognized over a weighted-average period of 1.1 years and 1.6 years, respectively.

Cash received from stock options exercised during the six months ended June 30, 2011 and 2010 was $3.3 million and nil, respectively.

Fair Value Calculations

The fair value of options granted during the six months ended June 30, 2011 was $1.55.  The fair values for the six months ended June 30, 2011 and 2010 was determined using the Black-Scholes option pricing model with the following assumptions:

	2011	2010

Expected option life (years)	3.25	3.12 - 3.14
Expected volatility	79%	81-82%
Risk-free interest rate	1.9%	1.7-1.9%
Forfeiture rate	4.4%	4.3%
Expected dividend rate	0%	0%

The Company estimates expected volatility using daily historical trading data of the Company’s Common Shares, because this method is recognized as a valid method used to predict future volatility. The risk-free interest rates are determined by reference to Canadian Treasury Note constant maturities that approximate the expected option term. The Company has never paid dividends and currently has no plans to do so.

Stock-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures were estimated using actual historical forfeiture experience.

Although the estimated fair values of stock options are determined as outlined above, these estimates are based on assumptions regarding a number of highly complex and subjective variables, including the Company’s stock price volatility over the expected terms of the awards, estimates of the expected option terms, including actual and expected option exercise behaviors and estimates of pre-vesting forfeitures. Changes in any of these assumptions could materially affect the estimated value of stock options and, therefore the valuation methods used may not provide the same measure of fair value observed in a willing buyer/willing seller market transaction.

The fair value used for the RSUs issued in January 2011 was $2.87 per unit which was the closing price of the stock on the TSX as of the day preceding the grant of the units.

11.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.  See the table in Note 3 for the composition of the Company’s cash and cash equivalents.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

Fair Value Measurements

Accounting Standards Codification (ASC) 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Quoted prices for identical instruments in active markets;

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets measured at fair value on a recurring basis (at least annually) by level within the fair value hierarchy.

	Fair Value as of June 30, 2011
	Total	Level 1	Level 2	Level 3
	$	$	$	$

Assets:
Money market investments (1)	24,535,832	24,535,832	-	-
Guaranteed investment certificates (2)	5,638,980	3,542,412	2,096,568	-
Certificates of deposit (2)	979,133	979,133	-	-
Marketable equity securities (3)	26,250	26,250	-	-

	31,180,195	29,083,627	2,096,568	-

	Fair Value as at December 31, 2010
	Total	Level 1	Level 2	Level 3
	$	$	$	$

Assets:
Money market investments (1)	28,166,147	28,166,147	-	-
Guaranteed investment certificates (2)	5,409,789	3,522,289	1,887,500	-
Marketable equity securities (3)	93,375	93,375	-	-

	33,669,311	31,781,811	1,887,500	-
(1) Included in Cash and cash equivalents in the Company's consolidated balance sheets.
(2) Included in Cash and cash equivalents or Short-term investments in the Company's consolidated balance sheets depending on the original term of the Certificate.
(3) Included in Marketable securities in the Company’s consolidated balance sheets.

The Company's money market accounts which are invested directly with financial institutions and guaranteed investment certificates which are actively traded by dealers or brokers are classified within Level 1 of the fair value hierarchy.  Guaranteed investment certificates and certificates of deposit which are purchased directly from banks are classified within Level 2 of the fair value hierarchy.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates and certificates of deposits.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit at June 30, 2011, approximately $0.6 million is covered by either the Canada Deposit Insurance Corporation or the United States Federal Deposit Insurance Corporation.  There is approximately $30.8 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at June 30, 2011, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at June 30, 2011, the Company’s financial liabilities consisted of trade accounts payable of $2,150,662, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions studied by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment Committee of the Board of Directors.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At June 30, 2011, the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$26.0 million (US$29.4 million as at December 31, 2010) and had accounts payable of US$2.0 million (US$0.8 million as at December 31, 2010) which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at period end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $1.2 million impact on net loss for the six months ended June 30, 2011.  This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.2 million impact on net

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2011

(expressed in Canadian dollars)

loss for the six months ended June 30, 2011.  The Company’s average interest rate for the period was 0.77% which is less than 100 basis points.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

12.	Commitments

Rent expense under lease agreements totaled $0.1 million and $0.2 million for the three months ended June 30, 2011 and 2010 respectively, and $0.1 million and $0.2 million for the six months ended June 30, 2011 and 2010 respectively.

Although construction of the Lost Creek plant will not begin until receipt of the necessary authorizations, request for quotations for all major process equipment at the Lost Creek project have been prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing through the commencement of construction.

Purchase orders totaling US$2.4 million have been issued for ion exchange columns and other process equipment.  Payments of US$1.5 million have been made to date on these purchase orders.  These payments are reflected in pre-construction costs which are included in capital assets (Note 6).